SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒        Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐        No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes     ☐        No    ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Web cast, conference call power point presentation for 2007 third quarter preliminary results.

0 2007 Third Quarter PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 14.00 H CET November, 8 th 2007

Disclaimer
This presentation contains forward-looking statements that are subject to risks associated with the oil, gas, power, chemicals and renewable energies businesses. It is believed that the expectations reflected in these statements are reasonable, but such expectations may be affected by a variety of factors which could cause actual results or trends to differ materially, including, but not limited to: oil and gas price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax and legal and regulatory developments, including potential litigation and regulatory effects arising from recategorization of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. For a further discussion of the factors that could affect our future results, see “Risk Factors” in the company’s Annual
Report on Form 20-F for the year ended December 31st, 2006 filed with the US Securities and Exchange Commission and available on the company's website (www.repsolypf.com)
In addition, this announcement also contains statements regarding estimates of proved oil and gas reserves of Repsol YPF. The estimation of proved reserves may involve complex judgments, including judgments about expected economic, technical and other operating conditions, and are subject to changes due to a variety of factors, many of which are beyond Repsol YPF´s control. These factors include but are not limited to changes in oil and gas prices, geological and operating data derived from exploration and production activities, technological developments, budgeting, investment and other financial decisions that we and other oil and gas companies may make, political events generally, changes in the applicable political, legal, regulatory and tax environments in which we operate, environmental risks, project delay or advancement, and technical factors associated with the exploration and production of hydrocarbons.
Cautionary Note to US Investors:
Cautionary Note to US Investors:
The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.

2 3Q 2007 HIGHLIGHTS Miguel Martínez COO Miguel Martínez Miguel Martínez COO COO

OPTIMIZATION OF VALUE & HIGH RETURN INVESTMENTS
Developments in Iberian Peninsula:
•
FID for the Bilbao refinery:  new cocker unit under construction
3Q 2007 Major events:  DOWNSTREAM
Future growth in this business is assured

ORGANIC GROWTH IN CORE AREAS
•
BRAZIL:
Carioca discovery
•
LIBYA:
commercialization of the I/R fields
•
GOM:
Start up of production in Genghis Khan
High bids on 18 blocks in latest round:   Angostura & Black Pearl
among others
•
ECUADOR:
Change in the windfall tax from 50% to 99%
3Q 2007 Major events:  UPSTREAM

INTEGRATED POSITION IN THE LNG CHAIN:
Maximizing competitive advantage in marketing through JV
•
GAS NATURAL new Strategic Plan:
enhancing value of our stake
•
PERU LNG Project:  good progress:
Agreement with Mexico to supply 4.5 BCM per annum for 15 years
•
ALGERIA:  Gassi Touil:
Claim for a compensation for the rescission of the contract as well as a financial compensation for damages
3Q 2007 Major events:  LNG

3Q 2007 Major events:  CORPORATION
OPTIMIZATION OF OUR ASSETS:
•
Divestment of stake of YPF
•
Divestment of corporate head office in Madrid: 815 Million €
•
Divestment of service station network in Chile: 210 Million US$

7 SHAREHOLDER RETURNS Gross interim dividend of 0.5€ per share. • 40% growth over last years • Approximately 40% payout over our first half year results 3Q 2007 Major events

ALIGNMENT WITH STRATEGY:
•
Maximizing returns through organic growth in our core businesses
•
Optimizing the value of our stake in YPF
•
Enhancing the value of our JV with Gas Nat for the integrated LNG projects.
•
Improving the shareholder returns while maintaining the financial discipline.
3Q 2007 Major events

9 3Q 2007 Results Miguel Martínez COO Miguel Martínez Miguel Martínez COO COO

10 1,616 1,299 0 600 1200 1800 3Q 06 3Q 07 Adj. Operating Income 869 742 0 400 800 3Q 06 3Q 07 Net Income Million € Million € 3Q 2007 Results

E&P PRODUCTION:
•
Ex-Dubai – Bolivia:  -3%
•
Argentina ex-Magallanes pipeline:   -6%
•
ROW   +7%
R&M:
•
Crude Oil processed:   +4.2%
•
Oil products & LPG:   +9%
•
Petrochemical products:   -12.5%
3Q 2007 Physical Magnitudes

842
1,126
- 61
- 55
- 20
- 58
- 90
0
200
400
600
800
1.000
1.200
3Q06 MIX PRICE-
VOLUME-
CONTRACTS
DUBAI DD & A EXCHANGE RATE COSTS &
OTHERS
3Q07
Million Euro
UPSTREAM:
UPSTREAM: Adjusted Income
from Operations
from Operations
3Q 2007 Results:  UPSTREAM

350
389
+ 32
- 20
+ 66
+ 21
- 60
0
100
200
300
400
3Q06 MIX REFINING-
MARGIN-VOLUME
MIX MARKETING-
MARGIN-VOLUME
INVENTORY EFFECT EXCHANGE RATE COSTS  &   OTHERS 3Q07
Million Euro
DOWNSTREAM: Adjusted Income from Operations
3Q 2007 Results:  DOWNSTREAM

14 84 44 - 51 + 6 + 5 0 20 40 60 80 3Q06 MIX PRICE- VOLUME INVENTORY EFFECT COSTS & OTHERS 3Q07 Million Euro CHEMICALS: Adjusted Income from Operations 3Q 2007 Results: CHEMICALS

1,299
1,616
- 151
+ 72
- 55
- 78
- 20
-85
0
400
800
1.200
1.600
3Q06 MIX PRICE-VOL.-
CONTRACTS
INVENTORY EFFECT DUBAI EXCHANGE RATE DD & A COSTS & OTHERS 3Q07
3Q 2007: Adjusted Income from Operations
3Q 2007 INCOME FROM OPERATIONS
Million Euro

Million Euro
14.7%
3,936
26,738
6,381
2.2
17.2
230
372
27.8
Sep 30
th
2007
CREDIT METRICS OVERVIEW
NET DEBT
NET DEBT / CAPITAL EMPLOYED (%)
CAPITAL EMPLOYED
EBITDA
EBITDA / NET DEBT
EBITDA / NET INTEREST + DIVIDENDS PREFERRED
NET INTEREST
NET INTEREST + DIVIDENDS PREFERRED SHARES
EBITDA / NET INTEREST
Financial evolution
17.0%
4,396
25,883
9,053
2.06
16.5
359
548
25.2
Dec 31
st
2006
21.0%
5,870
27,963
7,135
1.6
16.7
287
427
24.9
Sep 30
th
2006

17 TAX RATE: TAX RATE: • Tax rate in third quarter 43% • Above the level a year ago and in line with our projection of 40% for the year TAX RATE

PLEASE KINDLY TAKE NOTE OF THE DETAILS OF THE CONFERENCE CALL AND WEBCAST:
Thursday, 8
th
November 2007:     14.00h (Madrid) 13.00h (London)
SUMMARY:
Listen only mode Intervention followed by a Questions and Answer Session.
You may follow the webcast presentation through www.repsolypf.com or dial:
Dial in number (on Spain):    +34 91 789 51 40
Dial in number (rest of countries):    +44 (0) 207 10 70 685
Access code not needed
The conference call will be available for 7 days after the 8th November 2007 (until November 15th
2007) on the following number:
Replay details:   Dial in on:   +34 91 787 96 70      ---- Pin number:   187010#
On our website replay will be available for the next 6 months
For any further information please contact the Investor Relations team.
REPSOL YPF 3
rd
QUARTER 2007 PRELIMINARY  RESULTS:
Conference Call details

Pº Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
3Q 2007
3Q 2007
PRELIMINARY RESULTS
PRELIMINARY RESULTS
E-mail: inversores@repsolypf.com
Website: www.repsolypf.com
Investor Relations
Investor Relations
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 8, 2007	By:	/s/ Fernando Ramírez
		Name:	Fernando Ramírez
		Title:	Chief Financial Officer